UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of February 2016 in order to enhance the market liquidity of Luxottica Group’s ordinary shares. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A. in compliance with CONSOB’s market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity.

The Form in Italian is available on the Company’s website (www.luxottica.com) under the Company/Investors/Shareholding/Liquidity-Enhancement section and on the authorized central storage platform eMarket Storage at www.emarketstorage.com.

Trade date	Market	Type of Transaction (Purchase/Sale)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades
February 1, 2016	MTA	Purchase	48,000	Euro	53.53	104
February 1, 2016	MTA	Sale	33,250	Euro	54.23	80
February 2, 2016	MTA	Purchase	43,900	Euro	53.87	104
February 2, 2016	MTA	Sale	17,100	Euro	54.54	49
February 3, 2016	MTA	Purchase	30,950	Euro	53.48	81
February 3, 2016	MTA	Sale	21,000	Euro	54.49	46
February 4, 2016	MTA	Purchase	32,532	Euro	52.71	71
February 4, 2016	MTA	Sale	2,850	Euro	54.00	9
February 5, 2016	MTA	Purchase	45,650	Euro	51.78	95
February 5, 2016	MTA	Sale	25,650	Euro	52.91	50
February 8, 2016	MTA	Purchase	38,950	Euro	50.09	91
February 8, 2016	MTA	Sale	1,900	Euro	51.80	3
February 9, 2016	MTA	Purchase	7,600	Euro	48.65	16
February 9, 2016	MTA	Sale	29,341	Euro	50.04	68
February 10, 2016	MTA	Purchase	4,750	Euro	49.88	8
February 10, 2016	MTA	Sale	22,909	Euro	50.66	50
February 11, 2016	MTA	Purchase	39,900	Euro	49.90	83
February 11, 2016	MTA	Sale	8,550	Euro	50.32	17
February 12, 2016	MTA	Purchase	2,850	Euro	49.40	6
February 12, 2016	MTA	Sale	40,850	Euro	50.14	81
February 15, 2016	MTA	Purchase	8,215	Euro	50.96	11
February 15, 2016	MTA	Sale	11,400	Euro	51.30	23
February 16, 2016	MTA	Purchase	10,785	Euro	50.88	25
February 16, 2016	MTA	Sale	15,460	Euro	51.36	39
February 17, 2016	MTA	Purchase	13,300	Euro	51.37	22
February 17, 2016	MTA	Sale	27,290	Euro	51.71	58
February 18, 2016	MTA	Purchase	2,850	Euro	51.55	5
February 18, 2016	MTA	Sale	34,200	Euro	52.57	82
February 19, 2016	MTA	Purchase	17,019	Euro	52.84	41
February 19, 2016	MTA	Sale	16,150	Euro	53.20	38
February 22, 2016	MTA	Purchase	5,267	Euro	53.57	16
February 22, 2016	MTA	Sale	17,100	Euro	53.82	48
February 23, 2016	MTA	Purchase	26,290	Euro	53.27	83
February 24, 2016	MTA	Purchase	34,943	Euro	51.77	73
February 25, 2016	MTA	Purchase	950	Euro	51.75	2
February 25, 2016	MTA	Sale	6,650	Euro	52.54	18
February 26, 2016	MTA	Purchase	1,000	Euro	52.70	6
February 26, 2016	MTA	Sale	10,695	Euro	53.17	39
February 29, 2016	MTA	Purchase	19,500	Euro	52.16	35
February 29, 2016	MTA	Sale	20,900	Euro	52.83	53

February 2016 Summary

Purchase/Sale	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	435,201	978
Sales	363,245	851

-END-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: March 7, 2016		MICHAEL A. BOXER
Group General Counsel